SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                            FORM 15
Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
                                  Commission File Number 0-20615

          THE CIT GROUP SECURITIZATION CORPORATION II
     (Exact name of registrant as specified in its charter)

   650 CIT Drive Livingston, New Jersey 07039, (201) 740-5000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              None
    (Title of each class of securities covered by this Form)

                              None
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)  [ ] Rule 12h-3(b)(1)(ii) [ ]
    Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i)  [ ]
    Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(2)(ii) [ ]
    Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6           [x]
    Rule 12h-3(b)(1)(i)  [x]

     Approximate number of holders of record as of the
certification or notice date:    The CIT Group Securitization
Corporation II has no publicly held securities outstanding and only 1 shareholder or record of its common stock.

     Pursuant to the requirements of the Securities Exchange Act of 1934 The CIT Group Securitization Corporation II has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  April 22, 1997			THE CIT GROUP SECURITIZATION
                  						CORPORATION II

                  						By:  /s/ FRANK GARCIA
                  						Name:   Frank Garcia
                  						Title:  Vice President